July 14, 2004





Eric Boyer and The Board of Directors
Premier Development and Investment
8910 N. Dale Mabry Hwy. Ste 37
Tampa, FL 33614

                                   Re: Resignation

Dear Fellow Board Members:

I hereby tender my resignation as Treasurer and Secretary, and my Board of Directors position of the Company, as well as any officer or director positions I have on any subsidiary or affiliated companies. I request that you accept this request effective immediately. The time requirements of these positions conflict with my abilities to further pursue personal and religious interests. It is now my intention to make these pursuits priorities in my life, which will take my full time attention.

Due to the sudden nature of this request and the impact it may have on the Company, I have decided to return 2,040,049 of my shares to the company treasury. I will arrange to have this publicly disclosed through a Form 4 filing. My intentions are for the continued success of the company moving forward. Such previous share retirements have been well received by the shareholders.

I have enjoyed my tenure with this company and working with each of you. I wish both of you success in your future endeavors.

Very truly yours,



Victoria Z. Carlton